Exhibit 4.2

Informational Update to 401(k) Plan

Prepare for the future

The Colonial BancGroup 401(k) Plan and Employee Stock Purchase Plan are designed to offer investment alternatives and financial security during retirement. For 401(k) enrollment, you must enroll on line at www.millimanonline.com. You may enroll or make changes to your 401(k) Plan at any time.

Save for the future in the 401(k) Plan

The 401(k) Plan allows you to save up to 70% of your pay, subject to Internal Revenue Service (IRS) limits. (Highly compensated employees are limited to saving 6% of pay.) We will provide the IRS limits for 2008 in a future communication. The IRS is expected to publish those limits later this year.

Your savings in the Colonial 401(k) Plan are deducted from your paycheck on a before-tax basis. Before-tax contributions offer an advantage because they come out of your paycheck before income taxes are calculated. Before-tax contributions lower the amount of your income tax liability. As a result, you have more money to save. You will pay taxes later on your contributions and earnings when you take the money out of the 401(k) Plan. Until then, your money continues to grow for you without any taxes or penalties.

Colonial helps you meet your retirement goals by matching your contributions to the 401(k) Plan. For every $1 that you save, Colonial will contribute $1 up to 6% of pay – a 100% automatic return on your contribution! Although you may begin contributing to the 401(k) Plan immediately, you will be eligible for the matching contribution after one year of employment.

If you are not saving already or are not saving at least 6% in the 401(k) Plan, we urge you to go to www.millimanonline.com or to call the Milliman Benefits Service Center at (888) 895-9416 to enroll or to increase your contribution rate today. Saving a little in the 401(k) Plan today can make a big difference tomorrow.

How should I invest my savings?

After you decide how much to save, think about whether your retirement savings are working to help you meet your future financial goals. The Colonial BancGroup 401(k) Plan offers two approaches to making investment decisions. You can:

o	Let us help you! The plan offers five model portfolios, which are designed to take the confusion out of investing. Model portfolios provide diversified investment mixes that are appropriate for different employee investment styles, including Conservative, Moderately Conservative, Moderate, Moderately Aggressive and Aggressive. To help you choose the right model for you, complete the Investor Profile Quiz at www.millimanonline.com.
o	Do it yourself! With a custom investment portfolio, you design your own investment mix. You may choose to invest in any combination of the plan’s investment options, which cover a broad range of mutual fund asset classes.

How much should I save?

You are encouraged to save at least 6% to take full advantage of Colonial’s dollar-for-dollar matching contribution; however, 6% may not be enough for you to reach your financial goals. Start saving now – then increase the amount you save over time. Once you are saving, think about how to invest and diversify your portfolio. It’s important to invest in a variety of options, including cash, bonds and stock.

Enrollment

To enroll in the 401(k) Plan online, access Milliman Online – 401(k) from the EaglePort home page or go to www.millimanonline.com.

1.	Type your social security number next to SSN.
2.	Type in your default password, your birth month and year MMYY. (For example, if you were born in July of 1960, your password would be 0760.)
3.	You will be asked to change your password and set up a security question.
4.	Select Enroll in the Plan.
5.	Select Step 1–Contribution Rate and select your contribution rate.
6.	Select Step 2–Future Election and make your future contribution investment elections.
7.	Select Step 3–Beneficiary(ies) and enter the person or persons you want listed as your beneficiary(ies).

Colonial will deduct your contribution in the first available paycheck after we receive notification from Milliman of your election.

If you prefer, a representative from Milliman’s Benefits Service Center can walk you through the enrollment process and answer your questions at 1-888-895-9416 from 7 a.m. to 7 p.m. CT, Monday through Friday. Follow the prompts and press 0 to talk to a Service Center Representative.

While you are on the Web site, check out the Retirement Income Analyzer in the Retirement Toolbox section to see if you are saving enough to reach your retirement goals.

401(k) Loans

Because life can be unpredictable, you sometimes need access to your funds before you retire. To help you take care of unexpected expenses, your 401(k) Plan allows you to request a loan from your account. You borrow the money from yourself and pay back your plan account with interest. Starting in 2008, the plan will allow you to have up to two loans outstanding at a time.

Before borrowing against your 401(k):

•	Be aware that taking a loan out of your 401(k) account leaves less money working to earn income for you.
•	Understand that if you stop working for Colonial, you must pay back the loan or take a distribution. Taking a distribution means you must pay taxes on the outstanding loan balance.
•	Look at all other resources and options first so that your money in the 401(k) Plan can stay focused on retirement. You also may want to consult with your tax or financial adviser.

Quick Loan Facts:

•	Minimum loan amount: $1,000
•	Maximum loan amount: Lesser of 50% of your vested account balance or $50,000, reduced by other loans
•	Up to two loans at a time
•	Interest rate: Colonial prime rate plus 1% (paid back to your account)
•	Pay back loan in five years
•	Setup and administrative fees apply